Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-194610
March 27, 2014

58.com Inc.

58.com Inc., or the Company, has filed a registration statement on Form F-1 (the “Registration Statement”), including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. The Registration Statement was declared effective by the SEC on March 27, 2014.

Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed as a part of the Registration Statement with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146 (calling these numbers is not toll-free outside the United States). You may also access the Company's most recent prospectus dated March 24, 2014, which is included in Amendment No. 1 to the Registration Statement, as filed with the SEC via EDGAR on March 24, 2014, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1525494/000114420414017244/v372464_f1a.htm.

On March 27, 2014, the registered follow-on public offering of an aggregate of 6,000,000 American depositary shares (“ADSs”), each representing two Class A ordinary shares of the Company, by the Company and certain selling shareholders was priced at US$38.00 per ADS.

The Company will issue and sell 2,000,000 ADSs and the selling shareholders will sell an aggregate of 4,000,000 ADSs. The selling shareholders include WP X Asia Online Investment Holdings Limited, SB Asia Investment Fund II L.P., DCM V, L.P. and an affiliated entity, and Mr. Dong Yang, who are selling 1,971,253 ADSs, 1,237,128 ADSs, 666,666 ADSs and 124,953 ADSs, respectively. The selling shareholders have granted to the underwriters a 30-day option to purchase up to 900,000 additional ADSs.

The gross proceeds to the Company will be approximately US$76.0 million. The Company will not receive any proceeds from the sale of the ADSs by the selling shareholders.